SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2014

Commission File Number: 001-36744

Cnova N.V.

(Translation of registrant’s name into English)

Professor Dr Dorgelolaan 30D

5613 AM Eindhoven

The Netherlands

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

EXPLANATORY NOTE

Appointment of Silvio J. Genesini to Board of Directors and Resignation of Yves Desjacques

On December 8, 2014, Cnova N.V. (the “Company” or “we”) appointed Silvio J. Genesini as a replacement Board member to the Company’s Board of Directors (the “Board”), effective immediately. Mr. Genesini was also appointed to serve on the Audit Committee and the Nomination and Remuneration Committee of the Board. The Board has determined that, under current NASDAQ listing standards regarding independence (which we are not currently subject to) and the applicable rules of the Securities and Exchange Commission, and taking into account any applicable committee standards, Mr. Genesini is an independent director. As compensation for his services on the Board, the Audit Committee and the Nomination and Remuneration Committee, Mr. Genesini will be entitled to standard compensation available to non-executive directors of the Company pursuant to the remuneration policy adopted by our general meeting of shareholders on October 30, 2014. There are no arrangements or understandings between Mr. Genesini and any other person pursuant to which he was appointed. Mr. Genesini does not have any family relationship with any director or executive officer of the Company or any person nominated or chosen by the Company to become a director or executive officer.

The following paragraph sets forth certain biographical information for Mr. Genesini:

Silvio J. Genesini, 62, has been appointed to serve as a replacement director effective December 8, 2014. He currently serves as a member of the board of directors of Algar, a Brazilian conglomerate with telecom, information technology and agribusiness operations, and as president of LIDE Tecnologia. Mr. Genesini previously served as Chief Executive Officer of Grupo Estado from 2009 to 2012, a Brazilian media group, as the managing director of Brazilian operations for Oracle Corporation from 2004 to 2009, and as a partner at Accenture and Andersen Consulting. Mr. Genesini holds a degree in industrial engineering from Universidade de São Paulo.

Concurrent with Mr. Genesini’s appointment, Mr. Yves Desjacques resigned from the Board effective immediately.

With the above changes, our Board of Directors consists of the following non-executive directors: Jean-Charles Naouri, Chairman, Libano Miranda Barroso, Eleazar de Carvalho Filho, Silvio J. Genesini, Rolando Iabrudi dos Santos Pereira, Didier Leveque, Bernard Oppetit and Arnaud Strasser, and the following executive director: German Quiroga, who also serves as the Company’s Co-CEO. With the above changes, the Audit Committee now consists of Messrs. Genesini and Oppetit and the Nomination and Remuneration Committee now consists of Messrs. Genesini, Iabrudi dos Santos Pereira and Strasser.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOVA N.V.

Date: December 9, 2014	By:	/s/ David I. Mossé
	Name:	David I. Mossé
	Title:	EVP and General Counsel